Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

Equity Bancshares, Inc. Completes Robust Third Quarter,

Two Oklahoma Mergers Approved By Shareholders and Regulators

WICHITA, Kansas, October 19, 2017  – Equity Bancshares, Inc. (NASDAQ: EQBK), (“Equity”, “we”, “us”, “our”), the Wichita-based holding company of Equity Bank, reported its results for the third quarter ended September 30, 2017, including net income allocable to common stockholders of $5.2 million and diluted earnings per share of $0.41. Year-to-date 2017 net income allocable to common stockholders was $16.4 million and $1.33 per diluted share. Merger expenses accounted for $1.0 million ($748 thousand on an after-tax basis), or $0.06 per diluted share in the third quarter and $2.1 million ($1.4 million on an after-tax basis), or $0.11 per diluted share year-to-date.

Brad Elliott, Chairman and CEO of Equity, said, “Our focus continues to be organic growth and managing an active merger pipeline, while integrating strong community banks into our footprint within a compressed timeline. We do this not only to minimize disruption for customers, colleagues, and our new communities, but also to begin delivery of sophisticated products and services relatively soon after closing. During our third quarter, our operations and sales teams worked toward the goal of swiftly integrating the companies after merger. However, we also continue to concentrate on organic growth, and have enhanced our sales and leadership teams to manage our robust production pipeline while continuing to deliver products and services with capacity for continued growth among our markets.”

Equity announced mergers with Eastman National Bank of Newkirk, Oklahoma and Patriot Bank of Tulsa, Oklahoma on July 17, 2017, and on October 2, 2017 announced receipt of the necessary regulatory approvals to complete each merger. The respective shareholders of Eastman National Bancshares, Inc. (“Eastman”), parent company of Eastman National Bank, and Cache Holdings, Inc. (“Cache”), parent company of Patriot Bank also have approved the mergers. Equity expects each transaction to close on November 10, 2017.

After the mergers close, Equity will have completed 13 successful integrations in its first 15 years and five mergers since the Company’s initial public offering on November 11, 2015. The mergers with Eastman and Cache add Oklahoma to Equity’s Midwestern footprint, each with markets in close proximity to Equity’s corporate office in Wichita. Eastman’s corporate office in Ponca City is 55 miles from Wichita and Cache’s headquarters in Tulsa is 170 miles from Wichita. Following completion of the mergers, Equity will operate 42 Equity Bank offices across a four-state footprint of Arkansas, Kansas, Missouri and Oklahoma.

Equity also bolstered its leadership team in the third-quarter, adding John Blakeney as Executive Vice President and Chief Information Officer of Equity Bank. Mr. Blakeney will oversee information technology, systems support, and project management throughout Equity’s footprint across Kansas, Missouri, and Arkansas. Jennifer Johnson, Executive Vice President and Chief Operations Officer will continue to manage deposit operations, systems conversions, customer care and electronic services. Equity also added sales leadership, hiring Michael Mange as Senior Vice President and Director of Treasury Management of Equity Bank.

Equity completed its merger with Prairie State Bancshares, Inc. (“Prairie”) of Hoxie, Kansas, on Friday, March 10, 2017, and completed its merger with Community First Bancshares, Inc. (“Community”) of Harrison, Arkansas, on November 10, 2016. Results of operations of Prairie are included in Equity’s 2017 results subsequent to its merger, and results of Equity’s Arkansas locations are fully included in 2017 results.

Financial Results for Nine Months Ended September 30, 2017

Net income allocable to common stockholders was $16.4 million for the nine months ended September 30, 2017, as compared to $9.0 million for the nine months ended September 30, 2016, an increase of $7.4 million or 82.8%. Financial results reflect the merger of Community, beginning November 11, 2016, and the merger of Prairie beginning March 11, 2017. The merger of Community added five branch locations in northern Arkansas with total assets of $503.7 million and the merger of Prairie added three branch locations in western Kansas with total assets of

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

$153.1 million. During the nine months ended September 30, 2017, there was $136 thousand in merger expenses related to the Community merger, $926 thousand in merger expenses related to the Prairie merger, $657 thousand in merger expenses related to the upcoming Eastman merger, and $366 thousand in merger expenses related to the upcoming Patriot merger.

Diluted earnings per share were $1.33 for the nine-month period ended September 30, 2017, as compared to $1.07 for the comparable period of 2016. Weighted average fully diluted shares were 12,335,711 and 8,333,613 for the nine months ended September 30, 2017 and 2016. The increase in weighted average fully diluted shares reflect the issuance of 2,689,690 shares in connection with the November 2016 merger with Community, 770,000 shares issued on December 20, 2016 in a private placement, and 479,465 shares issued in connection with the March 2017 merger with Prairie.

Net interest income was $61.4 million for the nine months ended September 30, 2017 as compared to $36.9 million for the nine months ended September 30, 2016, a $24.5 million or 66.3% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded the increase in earning assets with increased deposits and borrowings.

Our net interest margin was 3.85% for the nine months ended September 30, 2017 as compared to 3.19% for the nine months ended September 30, 2016. The increase in net interest margin was primarily due to the increase in overall volume and yield on interest-earning assets, including an increase in accretion of purchase accounting discounts mainly attributable to loans acquired in the Community and Prairie mergers, partially offset by an increase in the overall cost of interest-bearing liabilities of 18 basis points. Also, during the first nine months of 2016 we utilized a “leverage” or “spread” opportunity. The spread opportunity involved borrowing overnight on our line of credit with the FHLB and investing the proceeds in FHLB stock, federal funds sold and other overnight assets, such as money market accounts in other financial institutions. Our net interest margin, without the spread opportunity, would have been approximately 3.48% for the nine months ended September 30, 2016. The Company suspended the utilization of this strategy effective October 1, 2016; therefore, there was no impact to net interest margin for the nine months ended September 30, 2017 as a result of the spread opportunity.

The provision for loan losses was $2.5 million for the nine months ended September 30, 2017 as compared to $1.4 million for the nine months ended September 30, 2016. Net charge-offs for the nine months ended September 30, 2017 were $913 thousand compared to net charge-offs of $785 thousand for the comparable period of 2016.

Total non-interest income was $11.3 million for the nine months ended September 30, 2017 as compared to $7.7 million for the nine months ended September 30, 2016. Increases in service charges and fees, debit card income, and mortgage banking are principally attributable to the addition of accounts and higher transaction volumes associated with the Community merger and to a lesser extent the March 2017 Prairie merger. Non-interest income includes increase in value of bank owned life insurance of $1.1 million and $746 thousand for the nine-month periods ended September 30, 2017 and 2016, and net gains from securities transactions of $271 thousand and $479 thousand in the same respective time periods.

Total non-interest expense was $46.7 million for the nine months ended September 30, 2017 as compared to $30.4 million for the nine months ended September 30, 2016. These results primarily reflect the direct effect of the Community and Prairie mergers and increased costs indirectly associated with acquisitions and our growth. Non-interest expense also includes merger expense related to the Community, Prairie, Eastman and Patriot mergers.

Equity’s effective tax rate for the nine-month period ended September 30, 2017 was 30.5% as compared to 30.5% for the nine-month period ended September 30, 2016.  The effective tax rates for each of the comparable periods reflect the levels of tax-exempt interest income, non-taxable life insurance income, non-deductible facilitative merger expenses, and other non-deductible expenses included in income before income taxes as well as federal income tax credits in Equity’s financial results for the respective periods. Equity’s effective tax rate for the nine-month period of 2017 was reduced by $347 thousand of excess tax benefits associated with the exercise of stock options during the period. In accordance with ASU 2016-09, Improvements to Employee Share-Based Payment Accounting, excess tax benefits

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

generated when tax-return deductible compensation expense for share-based awards exceeds the cumulative compensation cost recognized for financial reporting purposes are recorded as an income tax benefit in the income statement in the period in which they occur. Prior to the adoption of ASU 2016-09, in the first quarter of 2017, excess tax benefits associated with the exercise of stock options were recognized as additional paid-in capital.

Financial Results for Quarter Ended September 30, 2017

Net income allocable to common stockholders was $5.2 million for the three months ended September 30, 2017, as compared to $2.7 million for the three months ended September 30, 2016, an increase of $2.5 million or 93.1%.

Diluted earnings per share were $0.41 for the three months ended September 30, 2017, as compared to $0.32 for the comparable period of 2016. Weighted average fully diluted shares were 12,476,611 and 8,347,566 for the three months ended September 30, 2017 and 2016. The increase in weighted average fully diluted shares reflect the issuance of 2,689,690 shares in connection with the November 2016 merger with Community, 770,000 shares issued on December 20, 2016, in a private placement, and 479,465 shares issued in connection with the March 2017 merger with Prairie.

Net interest income was $20.3 million for the three months ended September 30, 2017, as compared to $12.0 million for the three months ended September 30, 2016, an $8.3 million or 69.6% increase. The increase in net interest income was primarily driven by growth in loan and securities balances, partially offset by an increase in interest expense as we funded the increase in earning assets with increased deposits and borrowings.

Our net interest margin was 3.68% for the three months ended September 30, 2017, as compared to 3.06% for the same time period in 2016. The increase in net interest margin was primarily due to an overall increase in the volume and yield of interest-earning assets, including an increase in accretion of purchase accounting discounts related to the Community and Prairie mergers, partially offset by an overall increase in volumes and cost of interest-bearing liabilities. During the three months ended September 30, 2016, the Company utilized a “leverage” or “spread” opportunity. The spread opportunity involved borrowing overnight on our line of credit with the FHLB and investing the proceeds in FHLB stock, federal funds sold and other overnight assets, such as money market accounts in other financial institutions. Our net interest margin, without the spread opportunity, would have been approximately 3.33% for the three months ended September 30, 2016. The Company suspended the utilization of this strategy effective October 1, 2016; therefore, there was no impact to net interest margin for the three months ended September 30, 2017.

The provision for loan losses was $727 thousand for the three months ended September 30, 2017, as compared to $104 thousand for the three months ended September 30, 2016. Net charge-offs for the three months ended September 30, 2017, were $326 thousand compared to net charge-offs of $54 thousand for the comparable period of 2016.

Total non-interest income was $4.0 million for the three months ended September 30, 2017, as compared to $2.5 million for the three months ended September 30, 2016. Increases in service charges and fees, debit card income and mortgage banking are principally attributable to the addition of accounts and higher transaction volumes associated with the Community and Prairie mergers. Non-interest income includes increase in value of bank owned life insurance of $359 thousand and $249 thousand for the three-month periods ended September 30, 2017 and 2016. There were net gains from securities transactions of $175 thousand for the three-month period ended September 30, 2017 and there were no net gains from securities transactions for the three-month period ended September 30, 2016.

Total non-interest expense was $16.4 million for the three months ended September 30, 2017, as compared to $10.7 million for the three months ended September 30, 2016. These results primarily reflect the direct effect of the November 2016 Community merger, which added five locations in Arkansas, the March 2017 Prairie merger, which added three additional Kansas locations, and increased costs indirectly associated with acquisitions and our growth. Non-interest expense also includes merger expense related to the Eastman and Patriot mergers.

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

Equity’s effective tax rate for the three months ended September 30, 2017, was 28.8% as compared to 27.2% for the comparable period ended September 30, 2016. The effective tax rates for each of the comparable periods reflect the levels of tax-exempt interest income, non-taxable life insurance income, non-deductible facilitative merger expenses, and other non-deductible expenses included in income before income taxes as well as federal income tax credits in Equity’s financial results for the respective periods. Equity’s effective tax rate for the quarter ended September 30, 2017, was reduced by $132 thousand of excess tax benefits associated with the exercise of stock options during the period.

Loans, Deposits, and Total Assets

Loans held for investment were $1.54 billion at September 30, 2017, compared to $1.38 billion at December 31, 2016, an increase of $157.2 million. The increase in loans held for investment includes $130.1 million of net loans acquired in the Prairie merger in March of 2017 and $27.1 million of other loan growth.

As of September 30, 2017, Equity’s allowance for loan losses to total loans was 0.52%, compared to 0.46% at December 31, 2016. Net loans of $1.53 billion at September 30, 2017, includes $8.0 million of allowance for loan losses and $10.2 million of acquisition-related discounts. Nonperforming assets of $42.9 million as of September 30, 2017, were 1.78% of total assets, and included $10.8 million of nonperforming assets acquired in the Prairie merger. Nonperforming assets at December 31, 2016, were $31.3 million or 1.43% of total assets. Nonperforming assets at September 30, 2017, not including the nonperforming assets from the Prairie merger, were $32.1 million, an increase of $775 thousand from year end.

Total deposits were $1.87 billion at September 30, 2017, as compared to $1.63 billion at December 31, 2016. Total deposits increased $238.0 million between December 31, 2016, and September 30, 2017, including $125.4 million of deposits assumed in the Prairie merger and $112.6 million, or 6.9%, of non-acquisition related deposit growth, primarily due to our ongoing business development efforts. Signature Deposits were $1.22 billion at September 30, 2017, as compared to $1.08 billion at December 31, 2016.

At September 30, 2017, Equity had consolidated total assets of $2.41 billion, compared to $2.19 billion at December 31, 2016, an increase of $213.2 million.  The increase in total assets includes $153.1 million of total assets acquired in the Prairie merger.

Capital and Borrowings

In connection with the Prairie merger, Equity issued 479,465 shares valued at $31.79 per share, Equity’s closing price on March 10, 2017. Net of $329 thousand of stock issuance costs, the Prairie merger added $14.9 million to stockholders’ equity.

At September 30, 2017, common stockholders’ equity totaled $291.8 million, $23.86 per common share, compared to $258.0 million, $22.09 per common share, at December 31, 2016. Tangible common equity was $220.5 million and tangible book value per common share was $18.03 at September 30, 2017. Tangible common equity was $194.4 million and tangible book value per common share was $16.64 at December 31, 2016. The ratio of common equity tier 1 capital to risk-weighted assets was approximately 13.33% and the total capital to risk-weighted assets was approximately 14.62% at September 30, 2017.

Non-GAAP Financial Measures

This press release includes certain non-GAAP financial measures intended to supplement, not substitute for, comparable GAAP measures. Reconciliations of non-GAAP financial measures to GAAP financial measures are provided at the end of this press release.

Conference Call and Webcast

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

Equity Chairman and Chief Executive Officer, Brad Elliott, and Chief Financial Officer, Greg Kossover, will hold a conference call and webcast to discuss third quarter 2017 results on Friday, October 20, 2017 at 9 a.m. central time.

Investors, news media and other participants should register for the call or audio webcast at investor.equitybank.com. On Friday, October 20, 2017, participants may dial into the call toll-free at (844) 534-7311 from anywhere in the U.S. or (574) 990-1419 internationally, using conference ID no. 89109032.

Participants are encouraged to dial into the call or access the webcast approximately 10 minutes prior to the start time. Presentation slides to pair with the call or webcast will be posted one hour prior to the call at investor.equitybank.com.

A replay of the call and webcast will be available two hours following the close of the call until October 27, 2017, accessible at (855) 859-2056 with conference ID no. 89109032 or investor.equitybank.com.

About Equity Bancshares, Inc.

Equity Bancshares, Inc. is the holding company for Equity Bank, offering a full range of financial solutions, including commercial loans, consumer banking, mortgage loans, and treasury management services. As of September 30, 2017, Equity had $2.41 billion in consolidated total assets, with 37 locations throughout Kansas, Missouri, and Arkansas, including its corporate office in Wichita and branches throughout the Kansas City metropolitan area. Learn more at www.equitybank.com.

Equity provides an enhanced banking experience for customers through a suite of sophisticated banking products and services tailored to their needs, while delivering the high-quality, relationship-based customer service of a community bank. Equity’s common stock is traded on the NASDAQ Global Select Market under the symbol “EQBK.”

Special Note Concerning Forward-Looking Statements

This press release contains “forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements reflect the current views of Equity’s management with respect to, among other things, future events and Equity’s financial performance. These statements are often, but not always, made through the use of words or phrases such as “may,” “should,” “could,” “predict,” “potential,” “believe,” “will likely result,” “expect,” “continue,” “will,” “anticipate,” “seek,” “estimate,” “intend,” “plan,” “project,” “forecast,” “goal,” “target,” “would” and “outlook,” or the negative variations of those words or other comparable words of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about Equity’s industry, management’s beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond Equity’s control. Accordingly, Equity cautions you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although Equity believes that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.  Factors that could cause actual results to differ materially from Equity’s expectations include competition from other financial institutions and bank holding companies; the effects of and changes in trade, monetary and fiscal policies and laws, including interest rate policies of the Federal Reserve Board; changes in the demand for loans; fluctuations in value of collateral and loan reserves; inflation, interest rate, market and monetary fluctuations; changes in consumer spending, borrowing and savings habits; and acquisitions and integration of acquired businesses, and similar variables. The foregoing list of factors is not exhaustive.

For discussion of these and other risks that may cause actual results to differ from expectations, please refer to “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” in Equity’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (“SEC”) on March 16, 2017 and any updates to those risk factors set forth in Equity’s subsequent Quarterly Reports on Form 10-Q or Current Reports on Form 8-K. If one or more events related to these or other risks or uncertainties materialize, or if Equity’s underlying assumptions prove to be incorrect, actual results may differ materially from what Equity anticipates. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and Equity does not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New risks and uncertainties arise from time to time, and it is not possible for us to predict those events or how they

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

may affect us. In addition, Equity cannot assess the impact of each factor on Equity’s business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. All forward-looking statements, expressed or implied, included in this press release are expressly qualified in their entirety by this cautionary statement. This cautionary statement should also be considered in connection with any subsequent written or oral forward-looking statements that Equity or persons acting on Equity’s behalf may issue.

Important Additional Information

In connection with the proposed transactions, Equity filed (i) a registration statement on Form S-4 (File No. 333-219974) with the SEC which includes a proxy statement of Eastman and a prospectus of Equity, and (ii) a registration statement on Form S-4 (File No. 333-219975) with the SEC which includes a proxy statement of Cache, and a prospectus of Equity, and will file other documents regarding the proposed transaction with the SEC. INVESTORS AND SECURITY HOLDERS OF EACH OF CACHE AND EASTMAN ARE URGED TO CAREFULLY READ THE ENTIRE REGISTRATION STATEMENTS AND EACH PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS. These documents and other documents relating to the mergers filed by Equity can be obtained free of charge from the SEC's website at www.sec.gov. These documents also can be obtained free of charge by accessing Equity's investor relations website at investor.equitybank.com or by directing a request to Equity Bancshares, Inc., 7701 East Kellogg, Wichita, Kansas 67207, Attention: John J. Hanley, SVP and Director of Investor Relations, Telephone: (316) 612-6000; or to Eastman National Bancshares, Inc., Attention: Mark T. Detten, President & CEO, Telephone: (580) 718-9990; or to Cache Holdings, Inc., 9292 Delaware Avenue, Tulsa, Oklahoma, Attention: Michael Bezanson, Chairman & CEO, Telephone: (918) 209-5200.

No Offer or Solicitation

This communication shall not constitute an offer to sell, a solicitation of an offer to sell, or the solicitation or an offer to buy any securities. There will be no sale of securities in any jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirement of Section 10 of the Securities Act of 1933, as amended.

Unaudited Financial Tables

•	Table 1. Selected Financial Highlights
•	Table 2. Consolidated Balance Sheets
•	Table 3. Consolidated Statements of Income
•	Table 4. Non-GAAP Financial Measures

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

TABLE 1. SELECTED FINANCIAL HIGHLIGHTS (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Statement of Income Data
Net interest income	$20,321	$21,199	$19,893	$15,663	$11,982
Provision for loan losses	727	628	1,095	760	104
Net gains from securities transactions	175	83	13	—	—
Total non-interest income	4,035	3,962	3,339	2,789	2,527
Merger expenses	1,023	136	926	5,057	237
Total non-interest expense	16,388	15,131	15,226	16,711	10,734
Income before income taxes	7,241	9,402	6,911	981	3,671
Provision for income taxes	2,084	3,048	2,047	564	1,000
Net income	5,157	6,354	4,864	417	2,671
Net income allocable to common stockholders	5,157	6,354	4,864	417	2,671
Basic earnings per share	0.42	0.52	0.41	0.04	0.32
Diluted earnings per share	0.41	0.51	0.40	0.04	0.32

Balance Sheet Data (at period end)
Securities available-for-sale	$81,116	$92,435	$103,178	$95,732	$102,391
Securities held-to-maturity	528,944	532,159	519,239	465,709	349,915
Gross loans held for investment	1,540,761	1,529,396	1,518,576	1,383,605	956,070
Allowance for loan losses	7,969	7,568	7,048	6,432	6,080
Goodwill and core deposit intangibles, net	70,063	70,306	70,475	63,589	19,419
Total assets	2,405,426	2,408,624	2,399,256	2,192,192	1,557,082
Total deposits	1,868,493	1,819,677	1,821,090	1,630,451	1,177,732
Non-time deposits	1,223,244	1,163,904	1,199,266	1,077,293	740,623
Borrowings	235,098	292,302	288,521	293,909	203,569
Total liabilities	2,113,591	2,122,566	2,120,050	1,934,228	1,395,834
Total stockholders’ equity	291,835	286,058	279,206	257,964	161,248
Tangible common equity*	220,482	214,450	207,416	194,352	141,804

Selected Average Balance Sheet Data (quarterly average)
Total gross loans receivable	$1,528,658	$1,519,289	$1,403,076	$1,175,300	$968,402
Investment securities	621,055	613,914	580,467	516,988	414,376
Interest-earning assets	2,192,275	2,175,517	2,036,177	1,729,927	1,555,511
Total assets	2,402,599	2,382,886	2,236,252	1,886,002	1,668,534
Interest-bearing deposits	1,584,618	1,539,763	1,458,107	1,210,571	1,022,155
Borrowings	266,392	309,588	289,074	256,329	314,181
Total interest-bearing liabilities	1,851,010	1,849,351	1,747,181	1,466,900	1,336,336
Total deposits	1,837,726	1,781,181	1,673,249	1,412,587	1,184,717
Total liabilities	2,113,592	2,099,698	1,971,518	1,681,226	1,508,647
Total stockholders’ equity	289,007	283,187	264,736	204,773	159,887
Tangible common equity	217,542	211,467	199,551	160,629	136,771

Performance Ratios
Return on average assets (ROAA) annualized	0.85%	1.07%	0.88%	0.09%	0.64%
Return on total average stockholders equity (ROAE) annualized	7.08%	9.00%	7.45%	0.81%	6.65%
Return on average tangible common equity (ROATCE) annualized*	9.71%	12.36%	10.17%	1.28%	7.94%
Yield on loans annualized	5.30%	5.45%	5.61%	5.21%	4.72%
Cost of interest-bearing deposits annualized	0.82%	0.75%	0.72%	0.68%	0.66%
Cost of total deposits annualized	0.71%	0.65%	0.62%	0.58%	0.57%
Net interest margin annualized	3.68%	3.91%	3.96%	3.60%	3.06%
Efficiency ratio*	63.54%	59.79%	61.59%	63.16%	72.35%
Non-interest income / average assets	0.67%	0.67%	0.61%	0.59%	0.60%
Non-interest expense / average assets	2.71%	2.55%	2.76%	3.52%	2.56%

Capital Ratios
Tier 1 Leverage Ratio	10.32%	10.15%	10.52%	11.81%	9.42%
Common Equity Tier 1 Capital Ratio	13.33%	13.07%	12.69%	13.34%	13.57%
Tier 1 Risk Based Capital Ratio	14.15%	13.89%	13.51%	14.25%	14.45%
Total Risk Based Capital Ratio	14.62%	14.34%	13.93%	14.67%	15.02%
Total stockholders’ equity to total assets	12.13%	11.88%	11.64%	11.77%	10.36%
Tangible common equity to tangible assets*	9.45%	9.18%	8.91%	9.13%	9.22%
Book value per common share	$23.86	$23.44	$22.88	$22.09	$19.62
Tangible book value per common share*	$18.03	$17.57	$17.00	$16.64	$17.25
Tangible book value per diluted common share*	$17.64	$17.24	$16.66	$16.37	$16.95

* The value noted is considered a Non-GAAP financial measure.  For a reconciliation of Non-GAAP financial measures, see Table 4. Non-GAAP Financial Measures.

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

TABLE 2. CONSOLIDATED BALANCE SHEETS (Unaudited)

(Dollars in thousands)

	September 30, 2017	December 31, 2016
ASSETS
Cash and due from banks	$27,444	$34,137
Federal funds sold	21	958

Cash and cash equivalents	27,465	35,095

Interest-bearing time deposits in other banks	3,741	3,750
Available-for-sale securities	81,116	95,732
Held-to-maturity securities, fair value of $528,627 and $461,156	528,944	465,709
Loans held for sale	4,283	4,830
Loans, net of allowance for loan losses of $7,969 and $6,432	1,532,792	1,377,173
Other real estate owned, net	8,169	8,656
Premises and equipment, net	55,596	50,515
Bank owned life insurance	49,123	48,055
Federal Reserve Bank and Federal Home Loan Bank stock	17,107	16,652
Interest receivable	9,761	6,991
Goodwill	64,587	58,874
Core deposit intangible, net	5,476	4,715
Other	17,266	15,445

Total assets	$2,405,426	$2,192,192

LIABILITIES AND STOCKHOLDERS’ EQUITY
Deposits
Demand	$263,746	$207,668

Total non-interest bearing deposits	263,746	207,668

Savings, NOW, and money market	959,498	869,625
Time	645,249	553,158

Total interest-bearing deposits	1,604,747	1,422,783

Total deposits	1,868,493	1,630,451

Federal funds purchased and retail repurchase agreements	31,181	20,637
Federal Home Loan Bank advances	190,021	259,588
Subordinated debentures	13,896	13,684
Contractual obligations	2,211	2,504
Interest payable and other liabilities	7,789	7,364
Total liabilities	2,113,591	1,934,228

Stockholders’ equity
Common stock	137	132
Additional paid-in capital	253,027	236,103
Retained earnings	60,703	44,328
Accumulated other comprehensive loss	(2,220)	(2,702)
Employee stock loans	(157)	(242)
Treasury stock	(19,655)	(19,655)
Total stockholders’ equity	291,835	257,964
Total liabilities and stockholders’ equity	$2,405,426	$2,192,192

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

TABLE 3. CONSOLIDATED STATEMENTS OF INCOME (Unaudited)
(Dollars in thousands, except per share data)

Three Months Ended September 30,		Nine Months Ended September 30,
2017	2016	2017	2016

Interest and dividend income
Loans, including fees	$20,420	$11,493	$60,482	$34,885
Securities, taxable	2,982	1,855	8,930	6,051
Securities, nontaxable	863	383	2,510	1,043
Federal funds sold and other	323	519	963	1,513

Total interest and dividend income	24,588	14,250	72,885	43,492

Interest expense
Deposits	3,270	1,707	8,740	4,984
Federal funds purchased and retail repurchase agreements	15	16	40	42
Federal Home Loan Bank advances	731	386	1,967	1,063
Subordinated debentures	251	159	725	469

Total interest expense	4,267	2,268	11,472	6,558

Net interest income	20,321	11,982	61,413	36,934
Provision for loan losses	727	104	2,450	1,359

Net interest income after provision for loan losses	19,594	11,878	58,963	35,575
Non-interest income
Service charges and fees	1,303	851	3,679	2,437
Debit card income	1,175	722	3,385	2,127
Mortgage banking	521	442	1,546	1,019
Increase in value of bank owned life insurance	359	249	1,068	746
Net gains from securities transactions	175	—	271	479
Other	502	263	1,387	869

Total non-interest income	4,035	2,527	11,336	7,677

Non-interest expense
Salaries and employee benefits	8,353	5,391	24,395	15,849
Net occupancy and equipment	1,603	1,159	4,621	3,321
Data processing	1,218	883	3,570	2,590
Professional fees	759	527	1,737	1,544
Advertising and business development	535	353	1,677	901
Telecommunications	275	285	966	803
FDIC insurance	290	240	615	753
Courier and postage	222	179	684	482
Free nationwide ATM cost	238	173	683	488
Amortization of core deposit intangible	243	87	687	260
Loan expense	199	153	658	413
Other real estate owned	219	156	494	164
Loss on debt extinguishment	—	—	—	58
Merger expenses	1,023	237	2,085	237
Other	1,211	911	3,873	2,501

Total non-interest expense	16,388	10,734	46,745	30,364

Income before income taxes	7,241	3,671	23,554	12,888
Provision for income taxes	2,084	1,000	7,179	3,931

Net income	5,157	2,671	16,375	8,957
Dividends and discount accretion on preferred stock	—	—	—	(1)

Net income allocable to common stockholders	$5,157	$2,671	$16,375	$8,956

Basic earnings per share	$0.42	$0.32	$1.36	$1.09

Diluted earnings per share	$0.41	$0.32	$1.33	$1.07

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

TABLE 4. Non-GAAP Financial Measures (Unaudited)

(Dollars in thousands, except per share data)

	As of and for the three months ended
	September 30, 2017	June 30, 2017	March 31, 2017	December 31, 2016	September 30, 2016
Total stockholders’ equity	$291,835	$286,058	$279,206	$257,964	$161,248
Less: goodwill	64,587	64,587	64,521	58,874	18,130
Less: core deposit intangibles, net	5,476	5,719	5,954	4,715	1,289
Less: mortgage servicing asset, net	19	20	22	23	25
Less: naming rights, net	1,271	1,282	1,293	—	—

Tangible common equity	$220,482	$214,450	$207,416	$194,352	$141,804

Common shares outstanding at period end	12,230,319	12,206,319	12,202,237	11,680,308	8,219,415

Diluted common shares outstanding at period end	12,501,484	12,441,429	12,450,315	11,873,480	8,365,283

Book value per common share	$23.86	$23.44	$22.88	$22.09	$19.62

Tangible book value per common share	$18.03	$17.57	$17.00	$16.64	$17.25

Tangible book value per diluted common share	$17.64	$17.24	$16.66	$16.37	$ 16.95

Total assets	$2,405,426	$2,408,624	$2,399,256	$2,192,192	$1,557,082
Less: goodwill	64,587	64,587	64,521	58,874	18,130
Less: core deposit intangibles, net	5,476	5,719	5,954	4,715	1,289
Less: mortgage servicing asset, net	19	20	22	23	25
Less: naming rights, net	1,271	1,282	1,293	—	—

Tangible assets	$2,334,073	$2,337,016	$2,327,466	$2,128,580	$1,537,638

Total stockholders’ equity to total assets	12.13%	11.88%	11.64%	11.77%	10.36%

Tangible common equity to tangible assets	9.45%	9.18%	8.91%	9.13%	9.22%

Total average stockholders’ equity	$289,007	$283,187	$264,736	$204,773	$159,887
Less: average intangible assets and preferred stock	71,465	71,720	65,185	44,144	23,116

Average tangible common equity	$217,542	$211,467	$199,551	$160,629	$136,771

Net income allocable to common stockholders	$5,157	$6,354	$4,864	$417	$2,671
Amortization of intangible assets	256	247	218	155	88
Less: Tax effect of intangible assets amortization	90	86	76	54	31

Adjusted net income allocable to common stockholders	$5,323	$6,515	$5,006	$518	$2,728

Return on total average stockholders’ equity (ROAE) annualized	7.08%	9.00%	7.45%	0.81%	6.65%

Return on average tangible common equity (ROATCE) annualized	9.71%	12.36%	10.17%	1.28%	7.94%

Non-interest expense	$16,388	$15,131	$15,226	$16,711	$10,734
Less: merger expenses	1,023	136	926	5,057	237

Non-interest expense, excluding merger expenses	$15,365	$14,995	$14,300	$11,654	$10,497

Net interest income	$20,321	$21,199	$19,893	$15,663	$11,982

Non-interest income	$4,035	$3,962	$3,339	$2,789	$2,527
Less: net gains from securities transactions	175	83	13	—	—

Non-interest income, excluding net gains from securities transactions	$3,860	$3,879	$3,326	$2,789	$2,527

Net interest income plus non-interest income, excluding net gains from securities transactions	$24,181	$25,078	$23,219	$18,452	$14,509
Non-interest expense to net interest income plus non-interest income	67.29%	60.14%	65.54%	90.56%	73.98%

Efficiency ratio	63.54%	59.79%	61.59%	63.16%	72.35%

Exhibit 99.1

Equity Bancshares, Inc.

PRESS RELEASE - 10/19/2017

Media and Investor Contact:

John Hanley, SVP, Director of Investor Relations

913-583-8004 / jhanley@equitybank.com

investor.equitybank.com